Smedvig
Smedvig asa
Finnestadveien 28, Stavanger. Mailing address: P.O. Box 110, N-4001 Stavanger, Norway.
Switchboard 51 50 99 00. Telefax 51 50 96 88/51 50 97 97
E-mail: smedvig@smedvig.no
Registration No. 953114828

P.E 6/30/02

1-14532

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

SMEDVIG ASA

For the month of June 2002
Smedvig asa
Finnestadveien 28, 4001 Stavanger, Norway

{Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .....✓........Form 40-F...................

{Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes.................. No.......✓...........

{If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Smedvig asa

July 2, 2002

By Alf C. Thorkildsen ....
Alf C. Thorkildsen
Chief Financial Officer

Smedvig

NEWS RELEASE

Contact:
Mr. Peter T. Smedvig, Chairman of the Board
(tel. 44 207 451 2100,
after 3:00 p.m. GMT)
Smedvig asa

For immediate release

Kjell E. Jacobsen appointed new CEO in Smedvig

Stavanger, Norway (June 18, 2002) -- Kjell E. Jacobsen is today appointed new Chief Executive Officer in Smedvig asa. Mr. Jacobsen has been acting CEO since the change in management at the end of last year.

Peter T. Smedvig, Chairman of the Board, comments: " I am very pleased with the appointment. Smedvig now has a strong management team in place".

***Smedvig asa** is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig's main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of four modern drilling rigs, one drillship and nine tender rigs. It addition, the company holds contracts for production drilling, well services and maintenance on fixed installations.*

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no